UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY, 2003

Commission File Number 1-15114

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
(Registrant’s name)

Suite 355, 10333 Southport Road S.W.
Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

     1.     Interim financial statements

     2.     Confirmation of mailing dated February 27, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Consolidated Balance Sheets
Interim Consolidated Statements of Operations and Deficit (unaudited)
Interim Consolidated Statements of Cash Flows (unaudited)
MANAGEMENT’S DISCUSSION AND ANALYSIS
REVENUE
EXPENSES
EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING CHARGES AND DEPRECIATION AND AMORTIZATION AND INCOME TAXES (EBITDA)
INTEREST AND FINANCING CHARGES
DEPRECIATION AND AMORTIZATION
FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION
FINANCIAL RESOURCES AND LIQUIDITY

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
      “Signed”

Joseph P. Giuffre
Corporate Secretary & Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Balance Sheets

	December 31,	March 31,
	2002	2002

	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$3,411,753	$3,777,087
Accounts receivable	1,349,854	920,635
Loan to Director	100,327	104,228
Prepaid expenses	146,992	132,952
Future tax asset	37,462	124,638

	5,046,388	5,059,540
Capital assets	461,453	522,085
Customer accounts (note 1b)	1,622,428	3,085,009
Goodwill (note 1b)	1,574,832	—
Financing costs (note 3)	400,697	—

	$9,105,798	$8,666,634

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts Payable and accrued liabilities	$1,201,623	$738,036
Current portion of long-term debt	4,618	58,038

	1,206,241	796,074
Long-term debt	18,846	118,548
Future tax liability	420,368	734,661
Shareholders’ Equity:
Share capital	9,687,132	9,687,132
Deficit	(2,226,789)	(2,669,781)

	7,460,343	7,017,351

	$9,105,798	$8,666,634

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Interim Consolidated Statements of Operations and Deficit
(unaudited)

	For the three months ended		For the nine months ended

	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

Revenue	$1,206,243	$1,057,118	$3,728,533	$3,240,395

Expenses:
Salaries and Wages	779,865	642,684	2,278,494	1,891,438
Rent	71,445	65,567	212,413	199,111
General and Administrative	274,171	238,411	821,136	847,248

	1,125,481	946,662	3,312,043	2,937,797

Earnings from operations before the following (EBITDA)	80,762	110,456	416,490	302,598
Interest and financing charges	(119,480)	(3,182)	(193,951)	(6,691)

Earnings (loss) before depreciation and amortization	(38,718)	107,274	222,539	295,907
Depreciation and Amortization	(101,228)	(96,359)	(299,997)	(254,592)

Earnings (loss) before income taxes	(139,946)	10,915	(77,458)	41,315
Income taxes recovery (expense), future	(1,916)	(14,916)	(54,434)	7,415

Net earnings (loss)	(141,862)	(4,001)	(131,892)	48,730
Deficit, beginning of period	(2,084,927)	(2,698,537)	(2,669,781)	(2,543,576)
Change in accounting policy (note 1b)	—	—	574,884	—
Excess of share redemption amount over share stated amount	—	—	—	(207,692)

Deficit, end of period	$(2,226,789)	$(2,702,538)	$(2,226,789)	$(2,702,538)

Earnings per share, basic and diluted	(0.02)	—	(0.02)	0.01

See accompanying notes to unaudited interim consolidated financial statements.

     ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Interim Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended		For the nine months ended

	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

Cash flows from (used in) operating activities:
Net (loss) earnings	$(141,862)	$(4,001)	$(131,892)	$48,730
Items not involving cash
Amortization of financing costs	38,294	—	63,688	—
Depreciation and amortization	101,228	96,359	299,997	254,592
Future income tax (recovery) expense	1,916	14,916	54,434	(7,415)

Cash flow from operations	(424)	107,274	286,227	295,907
Net change in non-cash working capital relating to operations:
Accounts receivable	23,180	42,399	(429,219)	(309,246)
Prepaid expenses	65,431	48,086	(14,040)	78,290
Accounts payable and accrued liabilities	(84,627)	(107,786)	463,587	77,716
Income taxes receivable	—	198,567	—	198,567

	3,560	288,540	306,555	341,234
Cash flows from (used in) financing activities:
Repayment of long-term debt	(6,476)	(78,020)	(179,639)	(46,944)
Repurchase of shares under issuer bid	—	—	—	(264,895)
Net proceeds from issue of common shares	—	—	—	19,200
Loan to director	1,162	—	3,901	(100,327)
Financing costs	(3,461)	—	(464,385)	—

	(8,775)	(78,020)	(640,123)	(392,966)
Cash flows from (used in) investing activities:
Capital asset additions	(17,990)	(19,311)	(31,766)	(102,284)
Business acquisitions	—	(2,375)	—	(127,880)

	(17,990)	(21,686)	(31,766)	(230,164)
Increase (decrease) in cash and cash equivalents	(23,205)	188,834	(365,334)	(281,896)
Cash and cash equivalents, beginning of period	3,434,958	3,654,834	3,777,087	4,125,564

Cash and cash equivalents, end of period	$3,411,753	$3,843,668	$3,411,753	$3,843,668

Cash and cash equivalents is comprised of:
Cash	1,411,753	1,343,668	1,411,753	1,343,668
Term deposits maturing within ninety days	2,000,000	2,500,000	2,000,000	2,500,000

Supplementary disclosure of cash flow information:
Interest paid in the period	26,258	3,279	50,580	5,089

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
for the three and nine month periods ended December 31, 2002
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2002. The interim consolidated financial statements should be read in conjunction with the Corporation’s March 31, 2002 audited annual consolidated financial statements.

Note 1 Change in Accounting Policies

a)	Stock-based compensation
Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the nine months ended December 31, 2002.

b)	Goodwill and other intangible assets
On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this re-classification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

Net earnings and earnings per share for the three and nine month periods ended December 31, 2001, adjusted for the increase in customer account amortization and the related future tax impact, would be as follows:

	Three month period	Nine month period
	ended December 31, 2001	ended December 31, 2001

Net earnings (loss) as reported	$(4,001)	$48,730
Increase in customer account Amortization	(8,525)	(57,797)
Increase in future income tax recovery	30,703	39,946
Adjusted net earnings (loss)	18,177	30,879
Adjusted earnings per share	—	—

Note 2 Common Shares Outstanding

There were 7,692,055 common shares outstanding at December 31, 2002 and March 31, 2002. There were 991,400 stock options outstanding at March 31, 2002 and 986,400 stock options outstanding at December 31, 2002. There were 88,530 warrants exercisable into common shares outstanding at March 31, 2002, and no warrants exercisable into common shares outstanding at December 31, 2002 due to the expiration of the warrants.

Note 3 Debt Financing

On July 31, 2002, the Corporation conditionally closed a US$5,000,000 debt financing arrangement with Textron Financial Corporation (“Textron”) whereby Textron will provide a US$5,000,000 reducing revolving line of credit (“the Facility”) to Addison York Insurance Brokers LLC (the “Borrower”), a wholly-owned US subsidiary of the Corporation. Closing is subject to satisfaction of certain remaining conditions prior to funding the Facility which is expected to be completed by March 31, 2003.

The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or US$10,000 per month. A commitment fee of US$100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of US$300,000.

On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

The Corporation has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

In connection with this financing, the Corporation incurred $464,385 of costs, which are being amortized on a straight line basis over the three year loan maturity period.

Note 4 Interest and financing charges

Interest and financing charges include interest on long-term debt and interest, commitment fee, and amortization of financing costs related to the Debt Financing.

Note 5 Commitments

The Corporation signed an extension of sublease for its head office premises in February 2003, which extends the term of the current sublease to July 30, 2004 with the same rent payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVENUE

The Corporation’s revenue has increased to $3,728,533 for the nine month period ended December 31, 2002 from $3,240,395 for the nine month period ended December 31, 2001 primarily due to new business commissions generated and premium increases (approximately $546,500) and net decrease in combined other revenue (approximately $58,400).

EXPENSES

Salaries and wages have increased to $2,278,494 for the nine month period ended December 31, 2002 from $1,891,438 for the nine month period ended December 31, 2001 primarily due to salaries and wages related to the new business generated.

Rent increased to $212,413 for the nine month period ended December 31, 2002 from $199,111 for the nine month period ended December 31, 2001 primarily due to increases in rent costs on the renewal of premise leases (approximately $21,600) and decrease (approximately $8,300) due to operating costs adjustment.

General and administrative expenses decreased to $821,136 for the nine month period ended December 31, 2002 from $847,248 for the nine month period ended December 31, 2001 primarily due to decrease in operating costs of the website (approximately $109,000), decrease in legal fees (approximately $37,000) and combined increases in other expenses primarily related to financing and acquisition identification $(120,000).

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING CHARGES AND
DEPRECIATION AND AMORTIZATION AND INCOME TAXES (EBITDA)

The Corporation’s earnings increased from $302,598 (EBITDA) for the nine month period ended December 31, 2001 to $416,490 (EBITDA) for the nine month period ended December 31, 2002 primarily due to the new business generated. These earnings as a percentage of revenue have increased from 9% for the nine month period ended December 31, 2001 to 11% for the nine month period ended December 31, 2002. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management’s major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING CHARGES

Interest and financing charges increased to $193,951 for the nine month period ended December 31, 2002 from $6,691 for the nine month period ended December 31, 2001 primarily due to the full repayment of a note payable and related interest and interest, commitment fee and amortization of financing costs related to debt financing availability. Commitment fee and financing charge amortization included in interest and financing charges for the nine month period ended December 31, 2002 amounted to $129,120 (2001-$0).

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $299,997 for the nine month period ended December 31, 2002 from $254,592 for the nine month period ended December 31, 2001 primarily due to the amortization of the acquisition and purchase price adjustments in the year ended March 31, 2002 as well as a change in the amortization policy from 20 years to 12 years on the determined customer accounts and no amortization on the determined goodwill.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation’s balance sheet as at December 31, 2002 as compared to March 31, 2002 reflects a net decrease in working capital of $423,319 primarily due to costs related to obtaining financing and the repayment of long term debt.

FINANCIAL RESOURCES AND LIQUIDITY

At December 31, 2002 the Corporation had working capital of $3,840,147 and long-term debt outstanding of $18,846. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $118,548.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation’s liquid position at December 31, 2002, the Corporation has sufficient cash to meet its short-term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 4.18:1 as at December 31, 2002 and 6.36:1 as at March 31, 2002, and 5.09:1 as at December 31, 2001.

The debt to equity ratios (long-term debt/ shareholders’ equity) were 0.017:1 as at March 31, 2002 and 0.003:1 as at December 31, 2002.

Shareholders’ equity has increased from $7,017,351 as at March 31, 2002 to $7,460,343 as at December 31, 2002 primarily due to the change in accounting policy related to goodwill and business combinations and other intangibles $(574,884).

February 27, 2003

B.C. Securities Commission Ontario Securities Commission	The Toronto Stock Exchange Alberta Securities Commission

Dear Sirs:

RE:	Anthony Clark International Insurance Brokers Ltd. — Profile # 10468 Confirmation of Mailing

On February 27, 2003, the following item was sent by prepaid mail to holders of common shares of this Corporation in accordance with the provisions of National Instrument 54-102:

     1.     Unaudited Financial Statements December 31, 2002

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

“signed”

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com